

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 26, 2010

Richard Johnson
Vice President and Corporate Controller
GT Solar International, Inc.
243 Daniel Webster Highway
Merrimack, NH 03054

      Re: GT Solar International, Inc.
               Form 10-K for the Fiscal Year ended March 28, 2009
               Filed June 9, 2009
               File No. 001-34133

Dear Mr. Johnson:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Jeff Jaramillo
                        Accounting Branch Chief